UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2006

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 January 2006
Number 01/06

BHP BILLITON PRODUCTION REPORT FOR THE QUARTER ENDED 31 DECEMBER 2005

BHP Billiton today released its production report for the quarter ended 31 December 2005. Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share.

  Record half year production of aluminium, copper, nickel and LNG supported by strong market conditions.
  Half year production of copper up 24% and nickel up 137% following the acquisition of WMC in June 2005.
  Escondida (Chile) achieved third consecutive quarter of record copper production.
  Increased production at Western Australian Iron Ore (Australia) following weather and derailment interruptions last quarter.

	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
PETROLEUM	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Crude Oil & Condensate ('000 bbl)	23,434	11,200	-3%	-8%	-8%
Natural Gas (bcf)	184.00	86.35	12%	-1%	-12%
Total Petroleum Products (million boe)	59.31	27.93	3%	-5%	-11%

Total Petroleum Products - Total production for the December 2005 half year increased against the half year ended December 2004. This primarily reflects increased production from Minerva (Australia), Angostura (Trinidad & Tobago), Mad Dog (USA), all commissioned in January 2005 and ROD (Algeria), commissioned in October 2004. This was offset by natural field decline at Bass Strait (Australia) and Liverpool Bay (UK), the sale of our interests in Laminaria (Australia) in January 2005, and hurricane related disruptions in the Gulf of Mexico.

Crude Oil and Condensate - Production for the December 2005 quarter was impacted by the loss of production from the Typhoon/Boris facility (USA) due to hurricane damage, natural field decline at Bass Strait and Liverpool Bay, the sale of our interests in Laminaria in January 2005 and unscheduled well downtime at North West Shelf. Offsetting this was increased production following the commissioning of Angostura and Mad Dog, both in January 2005 and ROD in October 2004.

Production was lower than the September 2005 quarter due to the timing of recognition of production entitlements and planned maintenance at ROD, loss of production from the Typhoon / Boris facility and a scheduled annual shut-down at North West Shelf.

Natural Gas - Production for the December 2005 quarter was in line with the December 2004 quarter.

Production for the December 2005 quarter was lower than the September 2005 quarter due to lower seasonal demand for Bass Strait gas, partly offset by higher seasonal demand for Liverpool Bay gas and North West Shelf LNG. Minerva gas production decreased during the quarter primarily as a result of scheduled maintenance.
	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
ALUMINIUM	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Alumina ('000 tonnes)	2,040	1,012	0%	-2%	-2%
Aluminium ('000 tonnes)	678	344	0%	2%	3%

Alumina - Production for the half year and quarter ended December 2005 was in line with all comparative periods.

Aluminium - Record production was achieved for the half year ended December 2005. Mozal (Mozambique) and Hillside (South Africa) continue to deliver strong production, both achieving quarterly and half yearly records. Bayside (South Africa) returned to full operating capacity during the quarter following a potline outage in April 2005.
	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
BASE METALS	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Copper ('000 tonnes)	637.3	328.4	24%	24%	6%
Silver ('000 ounces)	25,228	13,866	5%	12%	22%
Lead (tonnes)	142,060	77,187	4%	8%	19%
Uranium Oxide Concentrate (tonnes)	2,158	1,070	n/a	n/a	-2%

Copper - Production for the December 2005 half year was a record 637,300 tonnes, 24% higher than the December 2004 half year, reflecting improved performance at Escondida and inclusion of a full six months of production from Olympic Dam (Australia).

Escondida achieved its third consecutive quarter of record production due to increased mill throughput, the commissioning of Norte and higher head grades. Increased mill throughput and higher head grades also led to record quarterly production at Antamina (Peru) and higher production at Olympic Dam. Production from Cerro Colorado (Chile) continued to ramp up to near full operational capacity following an earthquake in June 2005.

Silver - Production was higher in the December 2005 half year primarily due to record production at Escondida reflecting increased throughput, inclusion of six months of production from Olympic Dam and improved mill throughput at Cannington (Australia).

December 2005 quarterly production was higher than the September 2005 quarter as a result of improved mill throughput at Cannington compared to the previous period and record quarterly production at Antamina.

Lead - December 2005 half year and quarterly production increased as a result of improved mill throughput at Cannington.

Uranium Oxide Concentrate - Production in the December 2005 quarter was in line with the September 2005 quarter.

	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
CARBON STEEL MATERIALS	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Iron ore ('000 tonnes)	48,211	24,610	2%	-1%	4%
Metallurgical Coal ('000 tonnes)	17,959	8,973	-5%	-7%	0%
Manganese Ores ('000 tonnes)	2,665	1,278	-3%	-6%	-8%
Manganese Alloys ('000 tonnes)	304	165	-24%	-20%	19%

Iron Ore - December 2005 half year and quarterly production was in line with the December 2004 comparative periods.

Production was higher in the December 2005 quarter than the September 2005 quarter following the impact of heavy rainfall and a derailment in the previous quarter. This was partly offset by the impact of Rapid Growth Project 2 tie-in activity during the December 2005 quarter.

Metallurgical Coal - Production for the half year and quarter ended December 2005 was lower than the half year and quarter ended December 2004. This primarily reflects reduced production at Queensland Coal (Australia) due to the depletion of reserves at Riverside, scheduled dragline outages at South Walker Creek and Saraji and increased maintenance at Blackwater. This was offset by the continued ramp up of Broadmeadow (Australia), commissioned in August 2005. Illawarra Coal (Australia) delivered strong production during the quarter with the ramp up of Dendrobium, which was commissioned in April 2005.

Production for the December 2005 quarter was in line with the September 2005 quarter.

Manganese ore - Production for the December 2005 half year and quarter was lower than all comparative periods as a result of lower market demand.

Manganese alloys - December 2005 half year and quarterly production decreased compared to the December 2004 comparative periods primarily reflecting lower market demand.

December 2005 quarterly production was higher than the September 2005 quarter due to scheduled maintenance at Metalloys (South Africa) in the previous period.
	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
DIAMONDS & SPECIALTY PRODUCTS	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Diamonds ('000 carats)	1,466	614	-21%	-30%	-28%
Fertiliser ('000 tonnes)	497.5	252.6	n/a	n/a	3%

Diamonds - Carat production decreased in the half year ended December 2005 primarily reflecting the processing of lower grade ore at Ekati (Canada).

December 2005 quarterly production was lower than the September 2005 quarter as a result of reduced throughput and lower grade following changed ore sources within the mine.

Fertiliser - Record half year and quarterly production was achieved at Southern Cross Fertiliser Operations resulting from increased operating efficiency.

	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
ENERGY COAL	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Energy Coal ('000 tonnes)	45,297	21,287	1%	0%	-11%

Energy Coal - Production for the half year ended December 2005 was in line with the December 2004 half year.

Production for the December 2005 quarter was lower than the September 2005 quarter, primarily reflecting lower seasonal demand for Ingwe (South Africa) domestic coal, return to normal longwall geological conditions at San Juan Coal (USA) following a record quarter in September 2005 due to unusually favourable conditions, and reduced yields and equipment availability combined with increased strip ratios at Hunter Valley Coal (Australia).
	DEC	DEC	DEC H05	DEC Q05	DEC Q05
	2005	2005	vs	vs	vs
STAINLESS STEEL MATERIALS	HALF	QTR	DEC H04	DEC Q04	SEPT Q05
Nickel ('000 tonnes)	93.1	49.0	137%	149%	11%

Nickel - Record production for the half year ended December 2005 primarily reflects inclusion of a full six months of production from Nickel West.

Production for the December 2005 quarter was higher than the September 2005 quarter as a result of higher production at Nickel West due to improved alignment of concentrate availability with smelter uptime. This was partly offset by increased maintenance and the continuing impact of expansion tie-ins at Yabulu (Australia).

****

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: +27 11 376 3360 or UK: +44 20 7802 4183
Mobile: +44 7769 936 227
email: Alison.Gilbert@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			HALF YEAR ENDED		% CHANGE
							DEC H05	DEC Q05	DEC Q05
		DEC	SEPT	DEC	DEC	DEC	vs	vs	vs
		2004	2005	2005	2005	2004	DEC H04	DEC Q04	SEP Q05
PETROLEUM
Crude oil & condensate	('000 bbl)	12,190	12,234	11,200	23,434	24,218	-3%	-8%	-8%
Natural gas	(bcf)	87.35	97.65	86.35	184.00	164.54	12%	-1%	-12%
LPG	('000 tonnes)	216.07	234.24	190.59	424.83	447.10	-5%	-12%	-19%
Ethane	('000 tonnes)	27.20	28.02	24.72	52.74	54.95	-4%	-9%	-12%
Total Petroleum Products	(million boe)	29.38	31.38	27.93	59.31	57.41	3%	-5%	-11%

ALUMINIUM
Alumina	('000 tonnes)	1,036	1,028	1,012	2,040	2,036	0%	-2%	-2%
Aluminium	('000 tonnes)	338	334	344	678	677	0%	2%	3%

BASE METALS
Copper	('000 tonnes)	265.7	308.9	328.4	637.3	514.5	24%	24%	6%
Lead	(tonnes)	71,509	64,873	77,187	142,060	136,419	4%	8%	19%
Zinc	(tonnes)	20,918	29,147	23,928	53,075	44,769	19%	14%	-18%
Gold	(ounces)	31,247	53,666	54,700	108,366	61,379	77%	75%	2%
Silver	('000 ounces)	12,353	11,362	13,866	25,228	24,121	5%	12%	22%
Uranium oxide concentrate	(tonnes)	-	1,088	1,070	2,158	-	-	-	-2%
Molybdenum	(tonnes)	560	573	772	1,345	883	52%	38%	35%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	24,916	23,601	24,610	48,211	47,461	2%	-1%	4%
Metallurgical coal	('000 tonnes)	9,609	8,986	8,973	17,959	18,850	-5%	-7%	0%
Manganese ores	('000 tonnes)	1,361	1,387	1,278	2,665	2,740	-3%	-6%	-8%
Manganese alloys	('000 tonnes)	207	139	165	304	402	-24%	-20%	19%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	872	852	614	1,466	1,858	-21%	-30%	-28%
Fertiliser	('000 tonnes)	-	244.9	252.6	497.5	-	-	-	3%

ENERGY COAL
Energy coal	('000 tonnes)	21,389	24,010	21,287	45,297	44,634	1%	0%	-11%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	19.7	44.1	49.0	93.1	39.3	137%	149%	11%
Ferrochrome	('000 tonnes)	271	-	-	-	536	-	-	-

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
							HALF YEAR ENDED
	BHP Billiton	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	Interest	2004	2005	2005	2005	2005	2005	2004
PETROLEUM
Production
Crude oil & condensate	(000 bbl)	12,190	12,345	13,939	12,234	11,200	23,434	24,218
Natural gas	(bcf)	87.35	82.35	98.79	97.65	86.35	184.00	164.54
LPG	('000 tonnes)	216.07	199.29	213.71	234.24	190.59	424.83	447.10
Ethane	('000 tonnes)	27.20	23.61	22.97	28.02	24.72	52.74	54.95
Total Petroleum Products	(million boe)	29.38	28.49	33.13	31.38	27.93	59.31	57.41

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	686	746	718	689	663	1,352	1,349
Suriname	45%	222	220	209	227	219	445	445
Alumar	36%	128	126	127	112	130	242	242
Total		1,036	1,092	1,054	1,028	1,012	2,039	2,036

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	171	169	172	172	177	349	344
Bayside	100%	46	45	29	41	46	88	92
Alumar	46.3%	45	43	44	45	45	90	89
Valesul	45.5%	11	10	11	11	10	21	22
Mozal	47%	65	65	65	65	66	132	130
Total		338	332	321	334	344	679	677

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida	57.5%	146.3	135.4	154.0	168.6	169.0	337.6	288.8
Antamina	33.8%	33.4	29.9	29.9	27.9	34.3	62.1	63.3
Tintaya (b)	100%	22.1	20.7	15.3	17.3	18.1	35.4	36.7
Total		201.8	186.0	199.2	213.8	221.4	435.1	388.8

Cathode ('000 tonnes)
Escondida	57.5%	22.2	21.8	21.4	19.6	20.0	39.6	44.1
Cerro Colorado (c)	100%	30.4	29.8	24.6	14.5	21.5	36.0	58.7
Tintaya (b)	100%	9.1	9.6	6.4	9.7	9.9	19.5	18.4
Pinto Valley	100%	2.3	2.4	2.1	2.2	2.1	4.3	4.6
Olympic Dam (d)	100%	-	-	16.1	49.1	53.5	102.6	-
Total		64.0	63.6	70.6	95.1	107.0	202.0	125.7

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	71,509	80,899	64,652	64,873	77,187	142,061	136,419
Total		71,509	80,899	64,652	64,873	77,187	142,061	136,419

ZINC
Payable metal in concentrate (tonnes)
Cannington	100%	13,956	15,241	12,676	14,188	18,780	32,968	24,924
Antamina	33.8%	6,962	17,147	15,528	14,959	5,148	20,107	19,845
Total		20,918	32,388	28,204	29,147	23,928	53,075	44,769

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida	57.5%	24,475	25,987	20,774	19,194	19,200	38,394	49,845
Tintaya (b)	100%	6,772	6,165	4,066	8,048	8,200	16,248	11,534
Olympic Dam (d) (refined gold)	100%	-	-	7,042	26,424	27,300	53,724	-
Total		31,247	32,152	31,882	53,666	54,700	108,366	61,379

SILVER
Payable metal in concentrate ('000 ounces)
Escondida	57.5%	639	650	658	795	945	1,740	1,243
Antamina	33.8%	503	830	749	642	859	1,501	1,195
Tintaya (b)	100%	186	181	129	167	168	335	320
Cannington	100%	11,025	12,383	10,283	9,579	11,672	21,250	21,364
Olympic Dam (d) (refined silver)	100%	-	-	62	179	222	401	-
Total		12,353	14,044	11,881	11,362	13,866	25,228	24,121

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)
Olympic Dam (d)	100%	-	-	415	1,088	1,070	2,158	-
Total		-	-	415	1,088	1,070	2,158	-

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	560	431	492	573	772	1,345	883
Total		560	431	492	573	772	1,345	883

CARBON STEEL MATERIALS
IRON ORE (e)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	6,611	6,475	6,493	6,234	6,166	12,400	12,768
Goldsworthy Joint Venture	85%	1,037	1,017	1,593	1,393	1,669	3,062	2,075
Area C Joint Venture	85%	4,358	4,451	4,813	4,286	4,969	9,255	7,348
Yandi Joint Venture	85%	9,238	8,713	8,943	8,409	8,372	16,781	18,005
Jimblebar	100%	1,622	1,509	1,558	1,398	1,569	2,967	3,297
Samarco	50%	2,050	1,823	1,896	1,881	1,865	3,746	3,968
Total		24,916	23,988	25,296	23,601	24,610	48,211	47,461

METALLURGICAL COAL (f)
Production ('000 tonnes)
BMA	50%	6,184	5,959	7,021	6,693	6,441	13,134	12,415
BHP Mitsui Coal (g)	80%	1,822	1,205	882	726	710	1,436	3,570
Illawarra	100%	1,603	1,719	1,667	1,567	1,822	3,389	2,865
Total		9,609	8,883	9,570	8,986	8,973	17,959	18,850

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (h)	60%	639	606	631	566	529	1,095	1,271
Australia (h)	60%	722	691	787	821	749	1,570	1,469
Total		1,361	1,297	1,418	1,387	1,278	2,665	2,740

Refer footnotes on page 4.

CARBON STEEL MATERIALS (cont'd)
MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (h)	60%	136	137	98	79	105	184	257
Australia (h)	60%	71	60	58	60	60	120	145
Total		207	197	156	139	165	304	402

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati(TM)	80%	872	802	957	852	614	1,466	1,858

FERTILISER
Production ('000 tonnes)
Southern Cross Fertiliser Operations (i)	100%	-	-	73.9	244.9	252.6	497.5	-

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,745	12,769	13,548	14,549	12,940	27,489	28,333
USA	100%	3,731	3,169	4,128	4,561	4,065	8,626	7,630
Australia	100%	2,189	2,258	2,823	2,568	2,045	4,613	4,784
Colombia	33%	1,724	1,883	2,204	2,332	2,237	4,569	3,887
Total		21,389	20,079	22,703	24,010	21,287	45,297	44,634

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	12.4	13.3	13.7	12.8	13.0	25.8	24.3
Yabulu	100%	7.3	7.5	8.9	6.1	5.9	12.0	15.0
Nickel West (j)	100%	-	-	9.2	25.2	30.1	55.3	-
Total		19.7	20.8	31.8	44.1	49.0	93.1	39.3

FERROCHROME
Saleable production ('000 tonnes)
South Africa (h) (k)	60%	271	240	178	-	-	-	536

(a) Metal production is reported on the basis of payable metal.
(b) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.
(c) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake. Production recommenced on June 30, 2005.
(d) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data is shown from June 1, 2005.
(e) Iron ore production is reported on a wet tonnes basis.
(f) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(g) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.
(h) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(i) BHP Billiton acquired Southern Cross Fertiliser Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC.
Production data is shown from June 1, 2005.
(j) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data is shown from June 1, 2005.
(k) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.

PRODUCTION AND SHIPMENT REPORT
						HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2004	2005	2005	2005	2005	2005	2004
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	4,226	3,754	3,921	3,720	3,584	7,304	9,061
Minerva (a)	-	21	33	34	26	60	-
North West Shelf - condensate	1,274	1,305	1,431	1,370	1,405	2,775	2,604
North West Shelf - Wanaea/Cossack	1,272	1,535	1,571	1,149	979	2,128	2,747
Laminaria (b)	472	84	-	-	-	-	1,069
Griffin	473	403	453	436	344	780	887
Pakistan	54	58	49	49	54	103	104
Typhoon/Boris (c)	1,290	907	672	306	21	327	2,751
Mad Dog (a)	-	251	562	440	604	1,044	-
Other Americas	180	160	145	123	161	284	361
Angostura (a)	-	799	997	998	1,018	2,016	-
Liverpool Bay	1,858	1,289	1,625	1,160	1,161	2,321	3,202
Bruce/Keith	321	290	279	254	256	510	442
Ohanet	432	589	461	483	353	836	990
ROD (d)	338	900	1,740	1,712	1,234	2,946	338
Total	12,190	12,345	13,939	12,234	11,200	23,431	24,218

NATURAL GAS (billion cubic feet)
Bass Strait	27.44	20.71	31.98	35.93	21.12	57.05	63.05
Minerva (a)	-	6.63	9.79	10.30	8.14	18.44	-
North West Shelf - Domestic	3.51	3.64	3.98	3.97	3.81	7.78	7.01
North West Shelf - LNG	22.36	20.81	22.14	21.19	23.16	44.35	40.14
Griffin	0.71	0.54	0.70	0.56	0.41	0.97	1.39
Moranbah Coal Bed Methane (e)	0.53	1.07	1.64	1.65	1.73	3.38	0.53
Illawarra Coal Bed Methane (f)	1.65	1.39	1.10	1.12	1.60	2.72	2.99
Pakistan	7.87	8.88	7.25	7.32	8.40	15.72	15.56
Typhoon/Boris (c)	2.53	1.32	0.95	0.46	0.01	0.47	4.85
Mad Dog (a)	-	0.03	0.18	0.08	0.12	0.21	-
Other Americas	2.05	1.76	1.88	1.89	1.00	2.89	4.04
Bruce/Keith	7.39	7.22	6.90	5.81	6.28	12.10	9.65
Liverpool Bay	11.31	8.35	10.30	7.37	10.57	17.94	15.33
Total	87.35	82.35	98.79	97.65	86.35	184.00	164.54

LPG ('000 tonnes)
Bass Strait	127.70	108.56	128.50	143.55	108.47	252.02	273.55
North West Shelf	29.43	32.28	33.15	39.64	40.05	79.69	64.09
Bruce/Keith	18.65	17.85	16.53	13.73	15.21	28.94	25.58
Ohanet	40.29	40.60	35.53	37.32	26.86	64.18	83.88
Total	216.07	199.29	213.71	234.24	190.59	424.83	447.10

ETHANE ('000 tonnes)	27.20	23.61	22.97	28.02	24.72	52.74	54.95

TOTAL PETROLEUM PRODUCTS	29.38	28.49	33.13	31.38	27.93	59.31	57.41
(million barrels of oil equivalent) (g)

(a) Minerva, Mad Dog and Angostura commenced production in January 2005.
(b) BHP Billiton sold its interest in Laminaria with effect from January 14, 2005.
(c) Typhoon/Boris production was suspended in September 2005 following severe hurricane damage sustained to the Typhoon platform.
(d) ROD commenced production in October 2004.
(e) Moranbah Coal Bed Methane commenced production in September 2004 and was first reported in December 2004.
(f) Illawarra Coal Bed Methane production was first reported in December 2004.
(g) Total barrels of oil equivalent (boe) conversions are based on the following:
6000 cf of natural gas equals 1 boe; 1 tonne of LPG equals 11.6 boe; 1 tonne of ethane equals 4.4667 boe.

PRODUCTION AND SHIPMENT REPORT
						HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2004	2005	2005	2005	2005	2005	2004
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	686	746	718	689	663	1,352	1,349
Paranam, Suriname	222	220	209	227	219	445	445
Alumar, Brazil	128	126	127	112	130	242	242
Total	1,036	1,092	1,054	1,028	1,012	2,040	2,036

Sales
Worsley, Australia	681	734	774	584	710	1,294	1,348
Paranam, Suriname	221	210	221	203	249	452	460
Alumar, Brazil	131	118	146	107	121	228	260
Total (a)	1,033	1,062	1,141	894	1,080	1,974	2,068

ALUMINIUM
Production
Hillside, South Africa	171	169	172	172	177	349	344
Bayside, South Africa	46	45	29	41	46	87	92
Alumar, Brazil	45	43	44	45	45	90	89
Valesul, Brazil	11	10	11	11	10	21	22
Mozal, Mozambique	65	65	65	65	66	131	130
Total	338	332	321	334	344	678	677

Sales
Hillside, South Africa	189	153	185	168	175	343	344
Bayside, South Africa	41	39	45	34	43	77	86
Alumar, Brazil	44	43	46	42	44	86	87
Valesul, Brazil	11	11	10	11	12	23	23
Mozal, Mozambique	69	62	74	54	79	133	128
Total	354	308	360	309	353	662	668
Tolling Agreement (a)	22	24	25	23	22	44	45
	376	332	385	332	375	706	713

(a) Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages were previously reported under third party trading and are now allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT
							HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2004	2005	2005	2005	2005	2005	2004
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile
Material mined (100%)	('000 tonnes)	97,512	90,838	85,592	90,919	92,155	183,074	197,978
Sulphide ore milled (100%)	('000 tonnes)	20,926	19,913	21,725	22,255	22,161	44,416	41,563
Average copper grade	(%)	1.47%	1.41%	1.51%	1.59%	1.59%	1.59%	1.47%
Production ex Mill (100%)	('000 tonnes)	265.1	241.1	277.8	304.4	304.0	608.4	521.9

Production
Payable copper	('000 tonnes)	146.3	135.4	154.0	168.6	169.0	337.6	288.8
Payable gold concentrate	(fine ounces)	24,475	25,987	20,774	19,194	19,200	38,393	49,845
Copper cathode (EW)	('000 tonnes)	22.2	21.8	21.4	19.6	20.0	39.6	44.1
Payable silver concentrate	('000 ounces)	639	650	658	795	945	1,740	1,243

Sales
Payable copper	('000 tonnes)	148.3	137.1	145.9	169.4	160.7	330.1	288.3
Payable gold concentrate	(fine ounces)	25,462	27,882	19,816	19,294	18,145	37,438	50,194
Copper cathode (EW)	('000 tonnes)	22.7	18.6	26.8	19.3	19.4	38.7	45.4
Payable silver concentrate	('000 ounces)	690	712	631	803	892	1,694	1,272

Tintaya, Peru (a)
Material mined	('000 tonnes)	17,486	17,575	12,385	17,228	17,107	34,335	36,162
Sulphide Ore milled	('000 tonnes)	1,564	1,560	1,086	1,546	1,734	3,280	3,185
Average copper grade	(%)	1.64%	1.56%	1.67%	1.33%	1.26%	1.29%	1.39%

Production
Payable copper	('000 tonnes)	22.1	20.7	15.3	17.3	18.1	35.4	36.7
Payable gold concentrate	(fine ounces)	6,772	6,165	4,066	8,048	8,200	16,248	11,534
Copper cathode (EW)	('000 tonnes)	9.1	9.6	6.4	9.7	9.9	19.6	18.4
Payable silver concentrate	('000 ounces)	186	181	129	167	168	335	320

Sales
Payable copper	('000 tonnes)	25.9	23.3	17.2	17.0	19.4	36.4	31.6
Payable gold concentrate	(fine ounces)	8,491	7,593	7,073	6,783	8,376	15,159	9,710
Copper cathode (EW)	('000 tonnes)	8.1	9.2	8.2	10.3	9.8	20.1	18.5
Payable silver concentrate	('000 ounces)	234	193	160	161	207	368	298

(a) Production at Tintaya was temporarily suspended on May 25, 2005 following civil unrest in the Espinar region.
Production recommenced on June 20, 2005.

Cerro Colorado, Chile (a)
Material mined	('000 tonnes)	16,378	16,856	14,805	16,696	17,107	33,803	33,932
Ore milled	('000 tonnes)	4,362	3,865	3,144	3,344	4,348	7,693	8,594
Average copper grade	(%)	0.91%	1.00%	0.83%	0.79%	0.90%	0.85%	0.89%

Production
Copper cathode (EW)	('000 tonnes)	30.4	29.8	24.6	14.5	21.5	36.0	58.7

Sales
Copper cathode (EW)	('000 tonnes)	28.2	32.5	24.8	15.0	19.7	34.7	57.1

(a) Production at Cerro Colorado was temporarily suspended on June 14, 2005 following an earthquake.
Production recommenced on June 30, 2005.

Antamina, Peru
Material mined (100%)	('000 tonnes)	33,201	30,808	31,802	32,839	32,598	65,437	66,378
Sulphide ore milled (100%)	('000 tonnes)	8,027	7,072	7,557	7,367	8,349	15,716	16,096
Average head grades
- Copper	(%)	1.45%	1.41%	1.35%	1.30%	1.36%	1.33%	1.36%
- Zinc	(%)	0.47%	1.16%	1.09%	1.04%	0.51%	0.76%	0.75%

Production
Payable copper	('000 tonnes)	33.4	29.9	29.9	27.9	34.3	62.1	63.3
Payable zinc	(tonnes)	6,962	17,147	15,528	14,959	5,148	20,107	19,845
Payable silver	('000 ounces)	503	830	749	642	859	1,501	1,195
Payable molybdenum	(tonnes)	560	431	492	573	772	1,345	883

Sales
Payable copper	('000 tonnes)	32.2	30.0	28.7	30.7	35.5	66.2	64.3
Payable zinc	(tonnes)	4,185	18,293	15,066	13,203	7,894	21,097	17,802
Payable silver	('000 ounces)	632	718	769	669	813	1,482	1,256
Payable molybdenum	(tonnes)	300	592	587	538	751	1,289	460

Cannington, Australia
Material mined	('000 tonnes)	844	885	880	910	887	1,797	1,672
Ore milled	('000 tonnes)	825	788	746	772	850	1,622	1,555
Average head grades
- Silver	(g/t)	500	571	482	453	493	474	502
- Lead	(%)	10.0%	11.9%	9.8%	9.9%	9.7%	9.8%	10.1%
- Zinc	(%)	3.1%	3.5%	3.0%	3.3%	3.5%	3.4%	3.1%

Production
Payable silver	('000 ounces)	11,025	12,383	10,283	9,579	11,672	21,251	21,364
Payable lead	(tonnes)	71,509	80,899	64,652	64,873	77,187	142,060	136,419
Payable zinc	(tonnes)	13,956	15,241	12,676	14,188	18,780	32,968	24,924

Sales
Payable silver	('000 ounces)	9,006	13,514	12,265	9,078	11,972	21,050	18,272
Payable lead	(tonnes)	57,286	88,237	76,680	59,942	79,474	139,416	120,060
Payable zinc	(tonnes)	9,146	18,628	13,415	10,676	16,814	27,490	21,316

Olympic Dam, Australia (a)
Material mined (b)	('000 tonnes)	-	-	855	2,007	2,145	4,152	-
Ore milled	('000 tonnes)	-	-	933	2,345	2,430	4,775	-
Average copper grade	(%)	-	-	2.15%	2.26%	2.32%	2.29%	-
Average uranium grade	kg/t	-	-	0.60	0.64	0.65	0.65	-

Production
Copper cathode (ER)	('000 tonnes)	-	-	14.5	44.2	48.6	92.8	-
Copper cathode (EW)	('000 tonnes)	-	-	1.6	4.9	4.9	9.8	-
Uranium oxide concentrate	(tonnes)	-	-	415	1,088	1,070	2,158	-
Refined gold	(fine ounces)	-	-	7,042	26,424	27,300	53,724	-
Refined silver	('000 ounces)	-	-	62	179	222	401	-

Sales
Copper cathode (ER)	('000 tonnes)	-	-	16.2	47.5	44.9	92.4	-
Copper cathode (EW)	('000 tonnes)	-	-	1.1	5.2	5.8	11.0	-
Uranium oxide concentrate	(tonnes)	-	-	391	879	1,287	2,165	-
Refined gold	(fine ounces)	-	-	10,555	21,192	26,369	47,562	-
Refined silver	('000 ounces)	-	-	68	144	254	398	-

(a) BHP Billiton acquired Olympic Dam with the acquisition of WMC. Production data was first reported from June 1, 2005.
(b) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA
Production
Copper cathode (EW)	('000 tonnes)	2.3	2.4	2.1	2.2	2.1	4.3	4.6

Sales
Copper cathode (EW)	('000 tonnes)	1.8	2.8	2.3	2.3	2.6	4.9	3.3

PRODUCTION AND SHIPMENT REPORT
						HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2004	2005	2005	2005	2005	2005	2004
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	6,611	6,475	6,493	6,234	6,166	12,400	12,768
Goldsworthy Joint Venture	1,037	1,017	1,593	1,393	1,669	3,062	2,075
Area C Joint Venture	4,358	4,451	4,813	4,286	4,969	9,255	7,348
Yandi Joint Venture	9,238	8,713	8,943	8,409	8,372	16,781	18,005
Jimblebar	1,622	1,509	1,558	1,398	1,569	2,967	3,297
Total (BHP Billiton share)	22,866	22,165	23,400	21,720	22,745	44,465	43,493
Total production (100%)	26,615	25,810	27,254	25,306	26,760	52,066	50,586

Sales
Lump	5,944	5,757	6,849	5,879	6,483	12,362	11,477
Fines	16,096	15,909	17,052	15,702	16,357	32,059	30,620
Total (BHP Billiton share)	22,040	21,666	23,901	21,581	22,840	44,421	42,097
Total shipments (100%)	25,929	25,489	28,119	25,389	26,871	52,260	49,526

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	2,050	1,823	1,896	1,881	1,865	3,746	3,968

Shipments	2,142	1,768	1,728	1,900	2,155	4,055	4,118

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,709	1,615	1,603	1,627	1,409	3,036	3,347
Goonyella	1,254	1,355	1,740	1,609	1,921	3,530	2,366
Peak Downs	1,164	842	1,322	1,250	1,186	2,436	2,362
Saraji	812	752	878	675	602	1,277	1,621
Norwich Park	680	664	836	759	678	1,437	1,380
Gregory Joint Venture	565	731	642	773	645	1,418	1,339
BMA total	6,184	5,959	7,021	6,693	6,441	13,134	12,415

BHP Mitsui Coal (b)
Riverside	951	480	43	-	-	-	1,861
South Walker Creek	871	725	839	726	710	1,436	1,709
BHP Mitsui Coal total	1,822	1,205	882	726	710	1,436	3,570
Queensland total	8,006	7,164	7,903	7,419	7,151	14,570	15,985

Shipments
Coking coal	5,801	5,440	5,705	4,869	4,987	9,856	10,989
Weak coking coal	1,722	1,609	1,619	1,207	1,366	2,573	3,387
Thermal coal	527	632	815	579	403	982	1,270
Total	8,050	7,681	8,139	6,655	6,756	13,411	15,646

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,603	1,719	1,667	1,567	1,822	3,389	2,865

Shipments
Coking coal	1,610	1,447	1,500	1,190	1,457	2,647	2,707
Thermal coal	144	93	27	383	103	486	226
Total	1,754	1,540	1,527	1,573	1,560	3,133	2,933

MANGANESE ORES
South Africa
Saleable production (a)	639	606	631	566	529	1,095	1,271

Australia
Saleable production (a)	722	691	787	821	749	1,570	1,469

MANGANESE ALLOYS
South Africa
Saleable production (a)	136	137	98	79	105	184	257

Australia
Saleable production (a)	71	60	58	60	60	120	145

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

PRODUCTION AND SHIPMENT REPORT
							HALF YEAR ENDED
		DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
		2004	2005	2005	2005	2005	2005	2004
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati(TM), Canada
Ore Processed (100%)	('000 tonnes)	1,094	1,101	1,216	1,158	962	2,120	2,278

Production	('000 carats)	872	802	957	852	614	1,466	1,858

FERTILISER
Southern Cross Fertiliser Operations, Australia (a)
Production (b)	('000 tonnes)	-	-	73.9	244.9	252.6	497.5	-

Sales (b)	('000 tonnes)	-	-	105.9	175.5	221.2	396.7	-

(a) BHP Billiton acquired Southern Cross Fertiliser Operations (formerly Queensland Fertilizer Operations) with the acquisition of WMC. Production data was first reported from June 1, 2005.
(b) Includes diammonium phosphate and monoammonium phosphate.

PRODUCTION AND SHIPMENT REPORT
						HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2004	2005	2005	2005	2005	2005	2004
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,745	12,769	13,548	14,549	12,940	27,489	28,333

Sales
Export	4,750	5,082	5,094	5,436	6,273	11,709	10,301
Local utility	8,106	7,069	7,560	8,013	7,250	15,263	16,652
Inland	308	353	186	309	268	577	691
Total	13,164	12,504	12,840	13,758	13,791	27,549	27,644

New Mexico, USA
Production
Navajo Coal	1,765	2,008	2,389	2,238	2,252	4,490	3,848
San Juan Coal	1,966	1,161	1,739	2,323	1,813	4,136	3,782
Total	3,731	3,169	4,128	4,561	4,065	8,626	7,630

Sales - local utility	3,739	3,447	3,319	3,769	3,628	7,397	7,636

Hunter Valley, Australia
Production	2,189	2,258	2,823	2,568	2,045	4,613	4,784

Sales
Export	1,201	1,866	1,746	1,570	1,312	2,882	2,641
Inland	595	872	1,186	983	793	1,776	1,815
Total	1,796	2,738	2,932	2,553	2,105	4,658	4,456

Cerrejon Coal, Colombia
Production	1,724	1,883	2,204	2,332	2,237	4,569	3,887

Sales - export	1,954	1,927	2,338	2,170	2,087	4,257	4,120

PRODUCTION AND SHIPMENT REPORT
						HALF YEAR ENDED
	DEC	MARCH	JUNE	SEPT	DEC	DEC	DEC
	2004	2005	2005	2005	2005	2005	2004
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	12.4	13.3	13.7	12.8	13.0	25.8	24.3

Sales	13.3	13.4	12.8	11.1	14.2	25.3	23.9

Yabulu, Australia
Production
Nickel metal	7.3	7.5	8.9	6.1	5.9	12.0	15.0
Cobalt	0.4	0.5	0.4	0.3	0.2	0.5	0.9

Sales
Nickel metal	7.8	7.7	8.3	6.3	6.6	12.9	15.5
Cobalt	0.5	0.3	0.4	0.4	0.3	0.7	0.9

Nickel West, Australia (a)
Production
Nickel contained in finished matte	-	-	3.3	9.7	13.9	23.6	-
Nickel metal	-	-	5.9	15.5	16.2	31.7	-
Nickel production	-	-	9.2	25.2	30.1	55.3	-

Sales
Nickel contained in finished matte	-	-	3.5	7.6	14.3	21.9	-
Nickel metal	-	-	4.7	15.9	15.5	31.4	-
Nickel sales	-	-	8.2	23.5	29.8	53.3	-

(a) BHP Billiton acquired Nickel West with the acquisition of WMC. Production data was first reported from June 1, 2005.

FERROCHROME
South Africa (a)
Saleable production (b)	271	240	178	-	-	-	536

(a) BHP Billiton sold its interest in Samancor Chrome with effect from June 1, 2005.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 24 January 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary